

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Alex Rose
Executive Vice President, General Counsel & Secretary
ASHFORD HOSPITALITY TRUST INC
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254

Re: ASHFORD HOSPITALITY TRUST INC
Registration Statement on Form S-11
Filed on July 2, 2021
File No. 333-257669

Dear Mr. Rose:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Appleby at 202-551-2374 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction